SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Proxy Card for Special General Meeting of Shareholders.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: May 13, 2008

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OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 18, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Moshe Shalom, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the “Company”), standing in the name of the undersigned at the close of business on May 22, 2008, at the Special General Meeting of Shareholders of the Company to be held at the Company’s offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Wednesday, June 18, 2008, at 4 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposal No. 2 (with regard to Proposal No. 1, see the specific instructions set forth on the reverse side), and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1: Approval of a private issuance by the Company of newly issued ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Company’s board of directors, who is also considered the controlling shareholder of the Company, for a cash consideration. It is expected that following such private issuance Mr. Wyler will hold more than 25% of the voting power of the Company and, therefore, shareholders’ approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 1? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1.)

YES	NO
☐	☐

Proposal2: Approval of a grant by the Company of a special bonus to Mr. Alex Hilman, a director of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2008

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.